VERIZON HAWAII INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income (loss) before provision (benefit) for income taxes	$35.4
Equity in loss from affiliate	.1
Interest expense	25.6
Portion of rent expense representing interest	5.6
Amortization of capitalized interest	.2

Earnings, as adjusted	$66.9

Fixed charges:
Interest expense	$25.6
Portion of rent expense representing interest	5.6
Capitalized interest	.2

Fixed Charges	$31.4

Ratio of Earnings to Fixed Charges	2.13